

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 21, 2026

Steven Lo
Chief Executive Officer
Vaxart, Inc.
310 Utah Avenue, Suite 150
South San Francisco, CA 94080

     Re: Vaxart, Inc.
         Registration Statement on Form S-3
         Filed April 16, 2026
         File No. 333-295086

Dear Steven Lo:

     This is to advise you that we have not reviewed and will not review your registration statement.

     Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

     Please contact Jessica Dickerson at 202-551-8013 with any questions.

                Sincerely,

                Division of Corporation Finance
                Office of Life Sciences

cc: Faith L. Charles, Esq.